News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 25, 2022

Seabridge Gold Publishes 2021 Annual Report to Shareholders

Toronto, Canada... Seabridge Gold announced today that its 2021 Annual Report to shareholders is now available on its website at https://www.seabridgegold.com/investors/financial-reports. The theme of this year's Annual Report is "KSM: Greener, More Sustainable, More Profitable". The release of the 2021 report was delayed so as to be able to accommodate the results of the updated KSM Preliminary Feasibility Study released in late June.

In every annual report, the Company reviews the success of its programs for the year just ended measured against previously announced goals and sets out its plans and objectives for the current year.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com